CASTELLUM

82-4683

RECEIVED OCT 29 2002 SEC MAIL PROCESSING WASH. D.C. 155 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

02055690

October 23, 2002

SUPPL

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed we send our latest Press Releases. October 7, concerning sale of and investments in properties. October 21 Interim Report for the period January - September 2002.

Very truly yours,
CASTELLUM AB

Håkan Hellström
p.p. Gun Åberg

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

dlw 11/4

Postadress *Postal address*	Besöksadress *Visiting address*	Telefon *Telephone*	Telefax *Facsimile*	E-post/Internet *E-mail/Internet*	Org nr *Corp.id.no.*	Styrelsens säte *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

CASTELLUM

PRESS RELEASE

Gothenburg, October 21, 2002

Castellum's income from property management improved by 15 percent

- **Net income after tax for the period amounted to SEK 393 million, equivalent to earnings per share of SEK 9.59 – an increase by 20 % compared with the same period previous year.**
- **Income from property management improved 15 % to SEK 386 million, equivalent to SEK 9.41 per share.**
- **During the period, 27 properties were sold for a total of SEK 430 million with a capital gain of SEK 159 million.**

Income from property management during the first three quarters, i.e. net income excluding capital gains from property sales and tax, amounted to SEK 386 million, equivalent to SEK 9.41 per share, which is an improvement of 15 % compared with the same period previous year. The improvement has mainly been achieved through management improvements, such as increased rental levels and effects from realized investments.

During the period January-September 2002, properties were sold for a total of SEK 430 million with a capital gain of SEK 159 million, compared with SEK 118 million during the corresponding period previous year. After the end of the period one property has been sold at a total of SEK 38 million with a capital gain of SEK 18 million. Acquisitions and investments in existing properties during the period amounted to SEK 756 million, compared with SEK 1,190 million during January-September 2001.

Net income after tax for January-September 2002 amounts to SEK 393 million compared with SEK 329 million, during the same period previous year. Earnings per share were SEK 9.59 compared with SEK 8.02 previous year. Cash flow from property management was SEK 472 million, equivalent to SEK 11.51 per share, compared with SEK 10.17 during the same period previous year.

– "The demand is still stable on Castellum's local markets and we have maintained the positive earnings trend in our current management", comments Castellum's CEO, Lars-Erik Jansson. "The earlier apprehension of in principally stable rental levels and a large number of inquiries still remain. Greater Stockholm still appears to be the local market with highest instability whilst the other local markets can be characterized as stable", adds Lars-Erik Jansson.

Enclosed: Interim Report January-September 2002

Castellum is one of the major listed real estate companies in Sweden. The booked value of the real estate portfolio amounts to SEK 12.6 billion. The total lettable area, which comprises mainly commercial properties, amounts to 2.4 million square metres. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in the geographical areas: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, telephone +46 31-60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, telephone +46 31-60 74 00 / mobile +46 705-60 74 56

CASTELLUM


Coloplast

During the third quarter the construction of an office and warehouse property in Kungsbacka at a total of 1,800 sq.m. was completed. A listed Danish company leases the whole property.

Interim Report January-September 2002

Interim Report January-September 2002

Castellum is one of the major, listed real estate companies in Sweden. The real estate portfolio is owned and managed by six subsidiaries with strong local roots within the selected geographical areas Greater Gothenburg, Öresund Region, Greater Stockholm, Western Småland and Mälardalen.

- Net income after tax for the period amounts to SEK 393 million, equivalent to a profit of SEK 9.59 per share – an increase by 20 % compared to the same period previous year.
- Income from property management improved 15 % to SEK 386 million equivalent to SEK 9.41 per share.
- During the period 27 properties were sold for a total of SEK 430 million with a capital gain of SEK 159 million.

Data per share

SEK	2002 Jan-Sep	2001 Jan-Sep	2001	2000	1999	1998	1997
Income after tax	9.59	8.02	10.39	8.49	6.56	5.24	4.20
Change	*+20 %*		*+22 %*	*+29 %*	*+25 %*	*+25 %*	
Income property management	9.41	8.20	10.68	8.60	6.92	5.50	4.74
Change	*+15 %*		*+24 %*	*+24 %*	*+26 %*	*+16 %*	
Cash flow prop. management	11.51	10.17	13.32	10.72	8.70	7.14	6.30
Change	*+13 %*		*+24 %*	*+23 %*	*+22 %*	*+13 %*	
Dividend			6.50	5.50	4.50	3.50	2.75
Change			*+18 %*	*+22 %*	*+29 %*	*+27 %*	

Operations and strategy

Castellum's strategy is to focus operations on cash flow and earnings growth. These provide the preconditions for good, long-term asset growth in the company, while shareholders can be offered a dividend competitive with comparable investment options. Castellum's overall strategy for growth is based on:

- The acquisition and new construction of properties with development potential.
- Improved net operating income through adding value to properties, increased rental income and cost-effective management.
- The sale of properties to which no further value can be added by the company's management.

Castellum's income will therefore consist both of profits on operating activities, where efficiency is measured in terms of income from property management by share, and capital gains from property sales. The objective is to report capital gains from property sales of at least SEK 80-100 million per year.

The real estate portfolio shall largely consist of commercial properties with office/retail and flexible warehouse/ industrial premises concentrated in selected towns and locations.

All investments, irrespective of whether they relate to existing properties, new acquisitions or new construction will show a positive cash flow and return within 1-2 years after full interest charges and depreciation and will have the potential for future asset growth.

Castellum's capital structure, in the long term, will be such that the visible equity/assets ratio will amount to at least 30 % and the interest coverage ratio will not fall below 200 %. Castellum's dividend policy means that at least 50 % of the year's result will constitute a dividend. Consideration will however be given to the company's investment plans, consolidation needs, liquidity and its position as a whole.

Castellum's strategic choice is to manage its properties in a small-scale organisation with locally managed subsidiaries, with the aim of achieving proximity to and know-ledge of the local real estate and rental markets. In order to strengthen the local identity, the companies operate under their own names.



Skär 58:1 Sankt Sigfridsgatan 89, Gothenburg

Income, costs and results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparisons are made with the end of previous year. For definitions see Castellum's website, www.castellum.se

Income from property management during the period, i.e. net income excluding capital gains from property sales and tax, amounted to SEK 386 million (336), equivalent to SEK 9.41 (8.20) per share. The improvement per share of 15 % has been achieved through management improvements, such as increased rental income and effects of realized investments. On average, the improvement has amounted to 21 % per year since the company was listed in 1997.

Income from property management per share, SEK



Isolated quarter, bars
Rolling annual value, line
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
1997
1998
1999
2000
2001
2002

Cash flow from property management amounted to SEK 472 million (417), equivalent to SEK 11.51 (10.17) per share – an improvement of 13 % compared with corresponding period previous year.

Net income for the period was SEK 393 million (329), representing earnings per share of SEK 9.59 (8.02) – an improvement of 20 %.

Rental income

Group rental income for the period was SEK 1,253 million (1,171). For office and retail properties, the average contracted rental level, incl. heating and real estate tax, amounts to SEK 1,027 per square metre, a rise of about 5 % for corresponding units compared with previous year. For warehouse and industrial properties, the corresponding rental level is SEK 564 per square metre, which is an increase of about 4 %. The increase of rental levels can chiefly be explained by the previous year's renegotiations and the indexation due to inflation the previous year.

In respect of renegotiations during the year, the third quarter follows the same pattern as at turn of the half-year. Of the contracts that have maturity date during the nearest year the appraisal is that 60 % will be renegotiated whilst the rest will be determined for moving out. Renegotiations carried out so far have lead to increased rental values of in average 14 %.

Lease expiry structure 30-09-2002



30 %
25 %
20 %
15 %
10 %
5 %
0 %
161
844
983
831
303
154
2002
2003
2004
2005
2006
2007 +

Figures above the bars shows the number of commercial contracts.

The economic occupancy rate for warehouse and industrial properties amounted to 91.7 %, which is higher than both at the turn of the half-year and at the end of the previous year. The occupancy rate for office and retail properties amounted to 90.7 %, which is at the same level as at the turn of half-year. Compared with the end of the previous year it is however at a lower level which is partly explained by changes in the real estate portfolio.

Net leasing, i.e. gross leasing minus contracts terminated, during the period has continued well, which means increased rental income of SEK 40 million (52) on an annual basis.

Castellum has a wide risk spread in the commercial lease portfolio. The group has around 3,300 commercial leases, with a spread over many sectors and duration's.

Concerning the market situation the earlier apprehension of principally stabile rental levels and a large number of inquiries still remain. Greater Stockholm still appears to be the local market with highest instability whilst the other local markets can be characterized as stabile.

Property costs

Property costs amounted to SEK 407 million (399) corresponding to SEK 232 per square metre (233). The level of property costs, which are considered to be at a normal level for the business, are dependent on the weather, which means that they vary between both different years and seasons of the year.

Net operating income before depreciation

Net operating income before depreciation was SEK 846 million (772), equivalent to a yield of 9.5 % (9.4).

Yield


10 %
9 %
8 %
7 %
6 %
5 %
6.7 %
7.5 %
8.1 %
8.4 %
8.9 %
9.1 %
1997
1998
1999
2000
2001
2002

Depreciation

Castellum's depreciation amounted to SEK 86 million (81). Depreciation consists mainly of 1 % depreciation in buildings.

Sale of properties

Castellum's strategy for growth includes selling "mature" fully let properties that cannot be given further value added through administration.

During the period, 27 properties (24) were sold for a total of SEK 430 million (424), with a capital gain of SEK 159 million (118). Of the sales during the period, 17 related to residential properties, entered at SEK 191 million and sold with a capital gain of SEK 87 million. After the end of the period a residential property was sold at a total of SEK 38 million with a capital gain of SEK 18 million.

Central administrative expenses

Central administrative expenses were SEK 45 million (48). This includes costs for a profit and share price related incentive programme for senior management of SEK 7 million (10).

Net financial items

Net financial items were SEK –329 million (–307). The average interest rate level during the period was 5.7 %.

Tax

Because of the opportunity to carry out fiscally accelerated depreciation on the property portfolio and to use existing losses brought forward, there is no taxable result and therefore no paid tax costs. There is however a non cash flow affecting deferred tax cost of SEK 152 million (125) chiefly referring to the fiscally accelerated depreciation of the year and used tax losses brought forward. Remaining tax losses brought forward can be estimated to SEK 0.6 billion, whilst book value of the properties exceeds its value for tax purposes with SEK 0.7 billion.

Real estate portfolio

The real estate portfolio consists entirely of Swedish properties within the selected geographical areas Greater Gothenburg, Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated in well-situated working areas with good communications and services in larger towns. Castellum's remaining residential properties are located in central attractive sites in Gothenburg and Helsingborg.

Investments and sales

During the period the following changes in the real estate portfolio have occurred.

Changes in real estate portfolio

	Book value SEKm	Number
Real estate portfolio 01-01-2002	12 176	526
+ Acquisitions	334	10
+ Investments in existing properties	422	-
– Sales	- 271	- 27
– Depreciation	- 83	-
Real estate portfolio 30-09-2002	12 578	509

Of the total investments of SEK 756 million (1,190), SEK 298 million relates to Greater Gothenburg, SEK 211 million to the Öresund Region, SEK 119 million to Western Småland, SEK 81 million to Greater Stockholm and SEK 47 million to Mälardalen.

The larger completed project as well as ongoing projects are shown in the following table.

Investment

SEKm	Up to 30 September, 2002	Remaining	To be completed
Completed projects			
Forskaren, Lund	254		Quarter 1 2002
Vimpeln, Uppsala	40		Quarter 1 2002
Trucken, Borås	26		Quarter 1 2002
Ekenäs, Stockholm	202		Quarter 2 2002
Ongoing projects			
Hälsingland, Malmö	72	7	Successively during 2002
Citygallerian/Hansa-compagniet, Malmö	110	9	Quarter 2 – 4 2002
Anisen, Gothenburg	22	10	Quarter 1 2003
Solsten, Gothenburg	3	125	Quarter 4 2003

Real estate portfolio as at 30 September 2002 (List of properties see www.castellum.se)

	No. of properties	Area sq.m.	Book value SEKm	*Book value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Operating expenses, maintenance SEKm	*Operating expenses, maintenance SEK/sq.m.*	Net operating income SEKm	Yield
Office/Retail												
Greater Gothenburg	63	278	2 185	*7 866*	216	*1 035*	92.9 %	200	49	*237*	151	9.2 %
Öresund Region	35	200	1 673	*8 360*	170	*1 130*	91.5 %	155	42	*280*	113	9.0 %
Greater Stockholm	37	241	1 694	*7 042*	220	*1 222*	87.9 %	194	57	*317*	137	10.8 %
Western Småland	28	152	790	*5 210*	91	*802*	90.0 %	83	26	*225*	57	9.5 %
Mälardalen	42	182	1 028	*5 641*	114	*833*	91.3 %	104	30	*218*	74	9.6 %
Sum office/retail	**205**	**1 053**	**7 370**	***7 003***	**811**	***1 027***	**90.7 %**	**736**	**204**	***258***	**532**	**9.6 %**
Warehouse/Industrial												
Greater Gothenburg	82	409	1 600	*3 913*	171	*559*	93.5 %	160	33	*107*	127	10.6 %
Öresund Region	33	224	706	*3 152*	95	*568*	91.4 %	87	21	*125*	66	12.5 %
Greater Stockholm	28	164	628	*3 834*	91	*738*	92.9 %	84	27	*220*	57	12.1 %
Western Småland	36	193	423	*2 186*	62	*425*	87.9 %	54	9	*64*	45	14.2 %
Mälardalen	24	121	365	*3 009*	52	*565*	88.6 %	46	10	*107*	36	13.1 %
Sum warehouse/industrial	**203**	**1 111**	**3 722**	***3 349***	**471**	***564***	**91.7 %**	**431**	**100**	***120***	**331**	**11.9 %**
Residential												
Gothenburg	33	48	290	*6 087*	32	*892*	98.1 %	31	12	*329*	19	9.0 %
Helsingborg	22	68	466	*6 845*	44	*870*	98.4 %	44	14	*277*	30	8.5 %
Sum residential	**55**	**116**	**756**	***6 533***	**76**	***879***	**98.3 %**	**75**	**26**	**298**	**49**	**8.7 %**
Sum	**463**	**2 280**	**11 848**	***5 198***	**1 358**	***794***	**91.5 %**	**1 242**	**330**	***193***	**912**	**10.3 %**
Leasing and property administration costs									67	*39*	– 67	– 0.8 %
Net operating income/yield after leasing and property administration costs									**397**	***232***	**845**	**9.5 %**
Development projects	14	93	556	–	28	–	–	15	10	–	5	–
Undeveloped land	32	–	174	–	–	–	–	–	–	–	–	–
Total	**509**	**2 373**	**12 578**	**–**	**1 386**	**–**	**–**	**1 257**	**407**	**–**	**850**	**–**

The above table relates to the properties owned by Castellum at the end of the period. The discrepancy between the net operating income of SEK 850 million accounted for above and the net operating income of SEK 846 million in the income statement is explained by the deduction of the net operating income of SEK 7 million on properties sold during the period, as well as the adjustment of the net operating income of SEK 11 million on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

Rental value, by property type excl. projects


Office/Retail 60 %
Warehouse/ Industrial 35 %
Residential 5 %

Rental value, by geographical area excl. projects


Greater Gothenburg 31 %
Öresund Region 23 %
Western Småland 11 %
Greater Stockholm 23 %
Mälardalen 12 %

Property-related ratios

	2002 Jan-Sep	2001 Jan-Sep	2001	2000	1999	1998	1997
Rental value, SEK/sq.m.	794	747	747	694	665	656	641
Economic occupancy rate	91.5 %	93.0 %	93.0 %	92.4 %	91.3 %	89.7 %	88.6 %
Property costs, SEK/sq.m.	232	233	237	225	231	248	261
Net operating income, SEK/sq.m.	495	462	457	416	376	342	307
Yield	9.5 %	9.4 %	9.1 %	8.9 %	8.4 %	8.1 %	7.5 %
Book value, SEK/sq.m.	5 198	4 923	4 994	4 694	4 470	4 211	4 105
Lettable area, thous.sq.m.	2 373	2 329	2 338	2 309	2 232	2 072	2 106

Financing

The financing of Castellum as of 30 September, 2002 is summarized in the following graph:


Shareholders' equity
SEKm 3 970 (31 %)
Non interest-bearing liabilities
SEKm 665 (5 %)
Interest-bearing liabilities
SEKm 8 166 (64 %)

Shareholders´ equity

Shareholders' equity is SEK 3,970 million (3,843) representing an equity/assets ratio of 31 % (30).

The long-term goal is that the visible equity/assets ratio should not fall below 30 % and that the interest coverage ratio should not fall below 200 %. As a tool to regulate the company's capital structure, Castellum can repurchase its own shares up to a maximum of 10 % of all shares in the company, i.e. a maximum of 2.3 million shares in addition to the 2 million shares which were repurchased earlier for SEK 194 million. No repurchase of our own shares has been made since 2000.

Interest-bearing liabilities

As of 30 September 2002, Castellum had binding credit agreements totalling SEK 10,215 million (9,893), of which SEK 8,166 million (8,254) were utilized. After the deduction of liquid assets of SEK 29 million (20), net interest-bearing items were SEK 8,137 million (8,234). During the summer Castellum has entered a new 5-year credit agreement with a combine of Swedish and foreign banks at a total of SEK 1.2 billion, which is secured by financial key ratios. The average duration of the credit agreements was 3.9 years. These guarantee credit for Castellum at a fixed margin during the life of the agreements.

The average effective interest rate as of 30 September 2002 was 5.7 % (5.8). The average fixed interest term on the same date was 2.9 years (2.3) and the share of loans with interest rate maturity during the next 12 months was 35 % (23). According to the Financial Policy, the average fixed interest term in the group will be 2–4 years.

Interest rate maturity and loan maturity structure on 30-09-2002

	Interest rate maturity structure		Loan maturity structure	
	Loan amount SEKm	Average interest rate	Credit agreements SEKm	Utilized SEKm
0–1 year, incl. liquidity	2 815	5.5 %	828	100
1–2 years	1 713	5.3 %	28	28
2–3 years	250	5.8 %	–	–
3–4 years	1 252	6.1 %	3 852	3 302
4–5 years	307	5.6 %	4 907	4 107
5–10 years	1 800	6.3 %	600	600
Total	8 137	5.7 %	10 215	8 137


Mejramen 1 Lunnagårdsgatan 4, Mölndal



Ängsviolen 1 Flöjelbergsgatan 18, Mölndal

Net Asset Value

As of 31 December 2001 all of Castellum's properties were valued after which Castellum's net asset value, after deduction of full tax of 28 % was calculated to SEK 6,993 million, equivalent to SEK 171 per share. On the basis of this valuation and considering the income for the period and dividend distributed, the net asset value as at 30 September 2002 is calculated to SEK 7,129 million, equivalent to SEK 174 per share. Investments made since the year-end have been valued at accrued expenses and have therefore not made an affect on the net asset value. Disposals of properties during the period, at prices exceeding the valuation at the year-end, have had positive affects on the net asset value.

Nomination of the Board

The nomination of members of the Board takes place by means of contacts and discussions between the Chairman of the Board Jan Kvarnström and the major shareholders. By this process it can be ensured that the proposed members will receive the support of a majority of the votes at the AGM. A proposal for the election of Board members is submitted in the invitation to the meeting, which is published at least four weeks before the AGM.

Accounting principles

The accounting principles of Castellum remain unchanged compared with the previous year. The company follows the Swedish Financial Accounting Standards Council's recommendations and the declarations of the Swedish Financial Accounting Standards Council's Emergency group.

The parent company

Income after tax for the parent company, which only has group-wide functions, amounted to SEK – 6 million (637), of which SEK 0 million (648) was dividend and group contribution from subsidiaries. Turnover, which consists mainly of intra-group services, was SEK 6 million (5).

Besides liquid assets of SEK 0 million (0), the assets of the parent company consist mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEK 2,889 million (2,889) and interest-bearing internal financing of the subsidiaries was SEK 7,167 million (8,469). Financing has chiefly been provided through shareholders' equity of SEK 2,874 million (3,146) and external long-term liabilities of SEK 7,101 million (8,112).

Gothenburg, October 21, 2002

Lars-Erik Jansson
CEO

This Interim Report has not been examined by the company's auditors.

Income Statement

SEKm	2002 July-Sep	2001 July-Sep	2002 Jan-Sep	2001 Jan-Sep	Rolling 12 months Oct 01– Sep 02	2001 Jan-Dec
Rental income	422	397	1 253	1 171	1 653	1 571
Operating expenses	– 55	– 55	– 207	– 201	– 284	– 278
Maintenance incl. tenant improvements	– 22	– 28	– 69	– 78	– 98	– 107
Ground rent	– 4	– 4	– 13	– 12	– 17	– 16
Real estate tax	– 19	– 15	– 51	– 44	– 64	– 57
Leasing and property administration	– 21	– 20	– 67	– 64	– 89	– 86
Net operating income before depreciation	**301**	**275**	**846**	**772**	**1 101**	**1 027**
Depreciation	– 29	– 26	– 86	– 81	– 113	– 108
Net operating income from property management	**272**	**249**	**760**	**691**	**988**	**919**
Property sales						
Net sales proceeds	47	0	430	424	641	635
Book value	– 30	– 0	– 271	– 306	– 471	– 506
Income from property sales	**17**	**0**	**159**	**118**	**170**	**129**
Central administrative expenses	– 14	– 16	– 45	– 48	– 64	– 67
Operating income	**275**	**233**	**874**	**761**	**1 094**	**981**
Net financial items	– 114	– 102	– 329	– 307	– 436	– 414
Income after net financial items	**161**	**131**	**545**	**454**	**658**	**567**
Current paid tax	–	–	–	–	–	–
Deferred tax	– 44	– 37	– 152	– 125	– 168	– 141
Net income for the period/year	**117**	**94**	**393**	**329**	**490**	**426**

Financial ratios

Income from property management, SEKm	144	131	386	336	488	438
Cash flow from property management, SEKm	173	157	472	417	601	546
Net operating income margin	71 %	69 %	68 %	66 %	67 %	65 %
Interest coverage ratio	252 %	254 %	243 %	236 %	238 %	232 %
Return on equity			12.4 %	11.1 %	12.7 %	11.4 %
Return on total capital			8.7 %	8.3 %	8.8 %	8.1 %
Borrowing ratio			65 %	66 %	65 %	66 %
Equity/assets ratio			31 %	31 %	31 %	30 %
Adjusted equity/assets ratio			41 %	41 %	41 %	41 %

Data per share

Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*
Earnings after tax, SEK	2.85	2.29	9.59	8.02	11.95	10.39
Income from property management, SEK	3.51	3.20	9.41	8.20	11.90	10.68
Cash flow from property management, SEK	4.22	3.83	11.51	10.17	14.66	13.32
Number of outstanding shares, thousand			*41 000*	*41 000*	*41 000*	*41 000*
Book value of real estate, SEK			307	289	307	297
Shareholders' equity, SEK			97	91	97	94
Net asset value, SEK			174	157	174	171

Balance Sheet

SEKm	2002 30 Sep	2001 30 Sep	2001 31 Dec
Assets			
Real estate	12 578	11 850	12 176
Deferred tax asset	–	143	127
Other fixed assets	61	56	55
Current receivables	133	128	339
Cash and bank	29	16	20
Total assets	**12 801**	**12 193**	**12 717**
Shareholders' equity and liabilities			
Shareholders' equity	3 970	3 745	3 843
Deferred tax liability	25	–	–
Interest-bearing liabilities	8 166	7 865	8 254
Non-interest-bearing liabilities	640	583	620
Total shareholders' equity and liabilities	**12 801**	**12 193**	**12 717**

Changes in equity

SEKm	Number of outstanding shares, thousand	Share capital	Restricted reservs	Non-restricted equity	Total equity
Shareholders' equity 31-12-2000	41 000	86	20	3 536	3 642
Dividend (SEK 5.50 per share)	–	–	–	– 225	– 225
Net income for the year	–	–	–	426	426
Shareholders' equity 31-12-2001	41 000	86	20	3 737	3 843
Dividend (SEK 6.50 per share)	–	–	–	– 266	– 266
Net income for the period	–	–	–	393	393
Shareholders' equity 30-09-2002	41 000	86	20	3 864	3 970

Cash Flow Statement

SEKm	2002 Jan-Sep	2001 Jan-Sep	2001 Jan-Dec
Net operating income before depreciation	846	772	1 027
Central administrative expenses	– 45	– 48	– 67
Net financial items	– 329	– 307	– 414
Tax paid, income from property management	–	–	–
Cash flow from property management	**472**	**417**	**546**
Difference between interest paid and interest expenses	7	19	18
Change in working capital	– 17	– 39	21
Cash flow before investments	**462**	**397**	**585**
Real estate investments	– 756	– 1 190	– 1 741
Real estate sales	430	424	635
Change receivables/liabilities at sales/acquisitions of properties	234	– 17	– 249
Other net investments	– 2	– 2	– 5
Cash flow after investments	**368**	**– 388**	**– 775**
Change in long-term liabilities	– 88	620	1 009
Change in long-term receivables	– 5	– 1	–
Dividend	– 266	– 226	– 225
Change in cash and bank	**9**	**5**	**9**
Cash and bank opening balance	20	11	11
Cash and bank closing balance	**29**	**16**	**20**

The Castellum share

The Castellum share is listed on the Stockholmsbörsen (Stockholm Stock Exchange) O-list, Attract 40. At the end of the period the company had about 7,600 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten largest Swedish shareholders can be seen from the table below.

Shareholders on 30-09-2002

	No. of shares Thousand	Percentage of voting rights and capital
Tredje AP-fonden	2 039	5.0 %
Gamla Livförsäkringsaktiebolaget SEB Trygg Liv	1 882	4.6 %
Andra AP-fonden	1 561	3.8 %
Livförsäkringsaktiebolaget Skandia	1 556	3.8 %
AFA Sjukförsäkrings AB (OM)	1 499	3.7 %
Laszlo Szombatfalvy	1 400	3.4 %
Fjärde AP-fonden	1 152	2.8 %
SEB Sverige Småbolagsfond	654	1.6 %
SEB Sverige Aktiefond 1	541	1.3 %
Svenskt Näringsliv	500	1.2 %
Other shareholders registered in Sweden	14 842	36.2 %
Shareholders registered abroad	13 374	32.6 %
Total outstanding shares	41 000	100.0 %
Repurchased shares	2 002	
Total registered shares	43 002	

There is no potential common stock (e.g. convertibles).

Distribution of shareholders by country as of 30-09-2002


Sweden 67 %
of which
Funds, insurance comp. etc 29 %
Private persons, private comp. 20 %
AP-funds 13 %
Trusts, associations etc 5 %
USA 10 %
UK 11 %
Netherlands 6 %
Other 6 %

The Castellum share price as at September 30, 2002 was SEK 101.50 equivalent to a market value of SEK 4.2 billion, calculated on the number of outstanding shares. During the last 12-month period the total yield has been 10.8 %, including dividend of SEK 6.50. During the same period the total yield of Stockholmsbörsen (SIX Return Index) was –30.1 % and in the Swedish real estate sectors (EPRA Sweden Return Index SEK) 3.2 %. The total yield for European

listed real estate companies (EPRA Europe Return Index Euro) was 0,3 % during the period.

Since the beginning of the year, a total of 19.0 million shares were traded, equivalent to an average of approximately 101,000 shares per day. On an annual basis this is equivalent to a turnover of 62 %.

Share price trend and turnover since IPO 23 May 1997 until 17 October 2002


Turnover, million shares per month
Share price SEK
Castellum share price
Castellum share price + dividend
Stockholm Stock Exchange (SIX incl. dividend)
Real Estate Index (EPRA incl. dividend)
Turnover per month
1997
1998
1999
2000
2001
2002

Financial reporting

Year-end Report 2002	28 January 2003	*For further information please*
Annual General Meeting	20 March 2003	*contact Lars-Erik Jansson, CEO or*
Interim Report January-March 2003	23 April 2003	*Håkan Hellström, CFO/deputy CEO,*
Half-year Report January-June 2003	13 August 2003	*tel +46 31 60 74 00*
Interim Report January-September 2003	21 October 2003	*or visit Castellum's website,*
Year-end Report 2003	27 January 2004	*www.castellum.se*

Subsidiaries

Aspholmen Fastigheter AB
Elementvägen 14
SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00
Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013
SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00
Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725
SE-402 75 Göteborg, Sweden
Telephone +46 31-744 09 00
Fax +46 031-744 09 50
info@eklandia.se
www.eklandia.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158,
SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20
Fax +46 40-29 28 92
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Corallen
Flanaden 3
Box 148,
SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00
Fax +46 370-475 90
varnamo@corallen.se
www.corallen.se

Harry Sjögren AB
Flöjelbergsgatan 7 B,
SE-431 37 Mölndal, Sweden
Telephone +46 31-706 65 00
Fax +46 31-706 65 29
info@harry-sjoegren.se
www.harry-sjoegren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Office address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-Mail info@castellum.se • www.castellum.se
Corporate identity no. 556475-5550

Issuer:	Castellum
File NO.:	82-4683

CASTELLUM

PRESS RELEASE

Gothenburg, October 7, 2002

Castellum sells properties with a capital gain of SEKm 33 and make investments for SEKm 42

The real estate company Castellum has, through its subsidiaries, sold four properties at a total of SEKm 82 with a capital gain of SEKm 33. Castellum has also acquired two properties at a total of SEKm 42.

Eklandia Fastighets AB has, during the third quarter, sold a residential property of 2,735 sq.m. in Linnéstaden, Gothenburg, to a new tenant-owners' association. The sales price amounted to SEKm 34 with a capital gain of SEKm 15.

Aspholmen Fastigheter AB has sold the last remaining residential property of 1,870 sq.m. in Köping and Harry Sjögren AB has sold a smaller office property of 1,642 sq.m. in Borås. The total sales price amounted to SEKm 10 which correspond to booked value.The sale of the residential property in Köping means that Castellum has concentrated its residential property holdings to central and attractive parts of Gothenburg and Helsingborg.

Fastighets AB Briggen has acquired two properties in Malmö with a total of 8,330 sq.m. at a total of SEKm 42. One of the properties is located in the Östra Hamnen area and the other is located in the Fosie area. Both properties are in category warehouse/industrial/logistic. Since earlier the company owns a number of properties in these areas.

During October Fastighets AB Briggen has sold a residential property of 1,867 sq.m. located by Drottninggatan in the northern parts of Helsingborg, to a new tenant-owners' association. The sales price amounted to SEKm 38 with a capital gain of SEKm 18. This sale will be accounted during the fourth quarter.

Castellum, which is one of the major real estate companies in Sweden operating solely in the real estate sector, owns properties with a book value of about SEK 12 billion. The total lettable area, which comprises mainly commercial properties, amounts to 2.4 million square metres. The real estate portfolio, which is owned and managed by six local subsidiaries, is concentrated in Greater Gothenburg, the Öresund region, Greater Stockholm, western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56